UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

TRANSCEND SERVICES, INC.

(Name of Subject Company)

TRANSCEND SERVICES, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.05 par value per share

(Title of Class of Securities)

893929208

(CUSIP Number of Class of Securities)

Larry G. Gerdes

Chief Executive Officer

One Glenlake Parkway, Suite 1325

Atlanta, Georgia 30328

(678) 808-0600

(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copies To:

Betty O. Temple, Esq.

Womble Carlyle Sandridge & Rice, LLP

271 17th Street, NW, Suite 3400

Atlanta, Georgia 30363-1017

(404) 872-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Townsend Merger Corporation (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Nuance Communications, Inc., a Delaware corporation (“Parent”), for all of the outstanding shares of common stock of Transcend Services, Inc., a Delaware corporation (the “Company” or “Transcend”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of March 6, 2012, by and among Parent, Purchaser and the Company.

Important Information about the Tender Offer

The tender offer described herein has not yet commenced, and the information attached is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Parent will cause Purchaser to file a tender offer statement on Schedule TO with the SEC and Transcend will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. Investors and Transcend stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement will be made available free of charge to all stockholders of Transcend at www.trcr.com or by contacting Transcend at One Glenlake Parkway, Suite 1325, Atlanta, Georgia 30328, Attn: Investor Relations, (678) 808-0600.

Statement on Cautionary Factors

Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Transcend stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, business partners or governmental entities; as well as risks detailed from time to time in Transcend’s public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, subsequent quarterly filings on Form 10-Q and the solicitation/recommendation statement to be filed in connection with the tender offer. The information contained herein is as of the date hereof. Transcend disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the filing of this information or otherwise, except as expressly required by law. Copies of Transcend’s public disclosure filings are available from the company.

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Press Release issued by Transcend and Parent on March 7, 2012

99.2	Transcend Customer Letter, dated March 7, 2012

99.3	Transcend Partner Letter, dated March 7, 2012

99.4	Transcend Customer/Partner FAQs, dated March 7, 2012

99.5	Transcend Employee Letter, dated March 7, 2012

99.6	Transcend Employee FAQs, dated March 7, 2012

99.7	Transcript of Transcend Employee Conference Call, March 7, 2012